SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                            FORM 8-A/A
                         Amendment No. 1

      FOR THE REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



                FIRST OF AMERICA BANK CORPORATION
      (exact name of registrant as specified in its charter)


            Michigan                         38-1971791
     (State of incorporation               (IRS Employer
        or organization)                 Identification No.)


   108 East Michigan Avenue, Kalamazoo, Michigan    49007
      (Address of principal executive office)     (Zip Code)


             ________________________________________


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

Preferred Stock Purchase Rights         New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                          NOT APPLICABLE
                          Title of Class

Item 1.   Description of Securities

     On November 30, 1997, First of America Bank Corporation (the "Company") entered into an Amendment to Rights Agreement, dated as of November 30, 1997 (the "Amendment"), to the Rights
Agreement, dated as of July 18, 1990, (the "Rights Agreement") between the Company and First of America Bank, N.A. (formerly known as First of America Bank-Michigan, N.A.), as Rights Agent
(the "Rights Agent"). The Company entered into the Amendment in connection with its entry into an Agreement and Plan of Merger, dated as of November 30, 1997 (the "Merger Agreement") with
National City Corporation ("NCC") pursuant to which the Company would be merged into NCC or a wholly-owned subsidiary thereof.
In connection with their entry into the Merger Agreement, the Company and NCC also entered into a Stock Option Agreement, dated as of November 30, 1997, (the "Option Agreement"), pursuant to which the Company granted NCC an option to purchase, under certain circumstances, up to 16,813,611 shares of Company Common Stock at a price, subject to certain adjustments of $58.75 per share ("Option"). The Option, if exercised in full, would result in NCC beneficially owning, before giving effect to the exercise of the Option, 19.9 percent of the number of shares of Company Common Stock outstanding. The Company granted the Option in fulfillment of a condition and as an inducement to NCC's entry into the Merger Agreement. The Amendment provides that the Merger Agreement and the Option will not trigger the Rights under the Rights Agreement. The Merger Agreement and the Option
Agreement were filed as Exhibits 2.1 and 2.2, respectively, to NCC's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on December 9, 1997.

     On July 18, 1990, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Company Common Stock to shareholders of record at the close of business on July 30, 1990. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, no par value, (the "Preferred Stock") at a Purchase Price of $95.00 per Unit, subject to adjustment. The Purchase Price may be paid, at the option of the holder, in cash or shares of Common Stock having a value at the time of exercise equal to the Purchase Price.

     Initially, the Rights are attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that could result in a person or group beneficially owning 10% or more of such outstanding shares of Common Stock.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,
(ii) Common Stock certificates issued after July 30, 1990 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 18, 2000, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights
Certificates will be mailed to holders of record of the Common
Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement or determined by the Board of Directors, only shares of Common
Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iii) during such time as there is an Acquiring Person, a transaction occurs which has the effect of increasing such Acquiring Person's ownership interest by more than 1%, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities or the Company) having a value equal to two times the exercise price of the Right. For example, at an exercise price of $95 per Right, each Right would entitle its holder to purchase $190 worth of Common Stock (or other consideration, as noted above) for $95. Assuming that the Common Stock had a per share market price of $60 at such time, the holder of each valid Right would be entitled to purchase 3.17 shares of Common Stock for $95. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Moreover, the Rights shall not be exercisable, and shall be void so long as held, by a holder (a "Nonqualified Holder") in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction shall not have been obtained or be obtainable. Finally, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each older of a Right (except Rights beneficially owned by any Acquiring Person which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     The Company may, at its option, at any time after a Stock Acquisition Date and before an Acquiring Person becomes the beneficial owners of more than 50% of the outstanding shares of the Common Stock, elect to exchange all outstanding Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment to prevent dilution as a result of events similar to those set forth in (i) - (iii) of the next paragraph.

     The Purchase Price payable, and in the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribed for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until 20 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 5% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no right as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued before the Distribution Date so that all such shares will have attached Rights. In addition, following the Distribution
Date and prior to the expiration or redemption of the Rights, the Company, subject to certain limitations, will issue one Right for each share of Common Stock issued or sold pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company, and may issue Rights in certain other circumstances. 500,000 shares of Preferred Stock are reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at their option, at any time until 20 days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

     A copy of the Rights Agreement was previously filed as
Exhibit 1 to the Registration Statement on Form 8-A as originally filed by the Company on July 19, 1990. A copy of the Amendment is filed herewith as Exhibit 2. The summary description of the Rights included in this Registration Statement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendment, which are incorporated herein by reference.

Item 2.   Exhibits

     1 Rights Agreement dated as of July 18, 1990 between First of America Bank Corporation and First of America Bank-Michigan, N.A. is incorporated by reference to the Company's Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, filed with the Commission on July 19, 1990.

     2    Certificate of Adjusted Purchase Price dated October
          19, 1990 is filed herewith.

     3 Amendment to Rights Agreement, dated as of November 30, 1997, to the Rights Agreement, dated as of July 18, 1990, between First of America Bank Corporation and First of America Bank, N.A. (formerly known as First of America Bank-Michigan, N.A.), as Rights Agent, is filed herewith.

                            SIGNATURE

     Pursuant to requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

                              FIRST OF AMERICA BANK CORPORATION



DATED:  December 12, 1997     By:  /s/  THOMAS W. LAMBERT
                                   Thomas W. Lambert
                                   Executive Vice President and
                                   Chief Financial Officer
                                   (Principal Financial Officer)



                                                        EXHIBIT 3

                  AMENDMENT TO RIGHTS AGREEMENT

          AMENDMENT (the "Amendment"), dated as of November 30, 1997, to the Rights Agreement, dated as of July 18, 1990 (the "Rights Agreement"), between First of America Bank Corporation, a Michigan corporation (the "Company"), and First of America Bank, N.A. (formerly known as First of America Bank - Michigan, N.A.), as Rights Agent (the "Rights Agent").

                             Recitals

          WHEREAS, the Company and the Rights Agent have here-tofore executed and entered into the Rights Agreement.

          WHEREAS, National City Corporation, a Delaware corpo-ration ("Acquiror"), and the Company contemplate entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, among other things, the Company will merge with and into Acquiror (the "Merger"). The Board of Directors of the Company has approved the Merger Agreement.

          WHEREAS, in connection with the Merger Agreement, Acquiror and the Company contemplate entering into a stock option agreement (the "Company Option Agreement") pursuant to which the Company will grant to Acquiror an option to purchase shares of the Company's common stock, par value $10.00 per share, on the terms and subject to the conditions set forth in the Company Option Agreement. The Board of Directors of the Company has approved the Company Option Agreement.

          WHEREAS, pursuant to Section 26 of the Rights Agree-ment, the Company and the Rights Agent may from time to time supplement and amend the Rights Agreement.

          WHEREAS, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing and the Company and the Rights Agent desire to evidence such amendment in writing.

          WHEREAS, all acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

          Accordingly, the parties agree as follows:

          A.   Amendment of Section 1.  Section 1 of the Rights
Agreement is supplemented to add the following definitions as Sections 1.14 through 1.16:

          1.14 "Merger" shall mean the "Merger" as defined in the Merger Agreement.

          1.15 "Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of November 30, 1997, by and between National City Corporation and First of America Bank Corporation, as it may be amended from time to time."

          1.16 "Company Option Agreement" shall have the meaning set forth in the Merger Agreement.

          B.   Amendment of the definition of "Acquiring Person".
The definition of "Acquiring Person" in Section 1.1 of the Rights
Agreement is amended by adding the following sentence at the end thereof:

          "Notwithstanding anything in this Agreement to the contrary, National City Corporation shall not be deemed to be an Acquiring Person solely by virtue of (i) the execution of the Merger Agreement or the Company Option Agreement,
     (ii) the consummation of the Merger or (iii) the consummation of the other transactions contemplated in the Merger Agreement or the Company Option Agreement."

          C.   Amendment of the definition of "Distribution
Date". Section 3.1 of the Rights Agreement is amended by adding the following sentence at the end thereof:

          "Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely as the result of (i) the execution of the Merger Agreement or the Company Option Agreement, (ii) the consummation of the Merger, or (iii) the consummation of the other transactions contemplated in the Merger Agreement and the Company Option Agreement."

          D.   Amendment of Section 29.  Section 29 of the Rights
Agreement is amended to add the following sentence at the end thereof:

          "Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of the execution of the Merger Agreement or the Company Option Agreement or by virtue of any of the transactions contemplated by the Merger Agreement or the Company Option Agreement."

          E. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

          F. Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Michigan and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

Attest:                       FIRST OF AMERICA BANK CORPORATION


   /s/ RICHARD V. WASHBURN            /s/ RICHARD F. CHORMANN
Name:  Richard V. Washburn         Name:  Richard F. Chormann
Title: Executive Vice President    Title: Chairman and Chief
         and Secretary                      Executive Officer



Attest:                       FIRST OF AMERICA BANK, N.A.


   /s/ THOMAS W. LAMBERT              /s/ DAVID B. WIRT
Name:  Thomas W. Lambert           Name:  David B. Wirt
Title: Executive Vice President    Title: Executive Vice
                                            President


                                                  EXHIBIT 2


              CERTIFICATE OF ADJUSTED PURCHASE PRICE

     The undersigned, John B. Rapp, certifies that he is Executive Vice President and Secretary of First of America Bank Corporation, a Michigan corporation (the "Company"), and that pursuant to Section 11.16 of the Rights Agreement dated as of July 18, 1990 between the Company and First of America Bank-Michigan, N.A. as Rights Agent (the "Rights Agreement"), and as a result of the two-for-one split of the common stock of the Company affected in the form of a 100 percent stock dividend distributed on October 19, 1990 to common shareholders of record on September 21, 1990, the Purchase Price (as defined in the Rights Agreement) was adjusted and is now $95.00 per Unit (as defined in the Rights Agreement).

Dated:  October 19, 1990                /s/ John B. Rapp